SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)

Advanced Biotherapy, Inc
                                (Name of Issuer)

Common Stock
                         (Title of Class of Securities)

00750J100
                                 (CUSIP Number)

6355 Topanga Canyon Blvd Suite 510 Woodland Hills, CA 91367 - Ed Buccellato
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

February 17, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00750J100               SCHEDULE 13D                 Page 2 of 4 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Richard P. Kiphart
     ####-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF - Personal Funds
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    12,000,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           12,000,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This statement relates to common stock of Advanced Biotherapy, Inc (the "Company"). The principal executive offices of the Company are located at 6355 Topanga Canyon Blvd Suite 510, Woodland Hills, California 91367.

Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of Richard P. Kiphart.

(b) The business address of Mr. Kiphart is as follows:

      Richard P. Kiphart
      c/o William Blair & Company, L.L.C.
      222 West Adams Street
      Chicago, Illinois 60606

(c) Mr. Kiphart is a principal of William Blair & Company, L.L.C., a broker dealer and investment adviser.

(d) Mr. Kiphart has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Kiphart has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f) US

Item 3. Source and Amount of Funds or Other Considerations

      The funds for the acquisition of the common stock of the Company over consisted of personal funds of Mr. Kiphart. The amount of this transaction was approximately $4,104,475

Item 4 Purpose of Transaction

      The common stock of the Company was purchased by Mr. Kiphart for investment only. Therefore, the plans of Mr. Kiphart with respect to the common stock of the Company do not relate to and would not result in any of the items enumerated in (a)-(j) of Item 4.


Item 5 Interest in Securities of the Issuer

(a) As of February 17, 2006, Mr. Kiphart owned 12,000,000 shares of the common stock of the Company, which equals 22.08% of the outstanding shares (54,348,346) of the common stock of the Company.

* Shares held in the name of Richard P. Kiphart include the right to acquire 13,197,348 shares, upon the conversion of $3,299,337 principal amount of the Company's 2002 Subordinated Convertible Pay-In-Kind Notes Due June 1, 2006 ("2002 Convertible Notes Due 2006") and the right to acquire 3,220,552 shares, upon the conversion of $805,138 principal amount of the Company's 2003 Subordinated Convertible Pay-In-Kind Notes Due September 30, 2007, options to purchase up to 20,000 shares of Common Stock at an exercise price of $0.21 per share, options to purchase up to 30,000 shares of Common Stock at an exercise price of $0.42 per share and options to purchase up to 25,000 shares of Common Stock at an exercise price of $0.20 per share.

(b) Mr. Kiphart owns shares of the common stock of the Company over which Mr. Kiphart has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such shares.

(c) Mr. Kiphart has effected the following purchases of the common stock of the Company in the last sixty days:

(d) Not applicable.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No contracts, arrangements, understandings or relationships (legal or otherwise) among the Fund and any other person or persons with respect to the securities of the issuer.

Item 7 Material to Be Filed as Exhibits

No material is being filed as exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 17, 2006                    Signature:/s/ Richard P. Kiphart
                                           --------------------------------